The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

September 6, 2022

Mr. John Kernan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”)

File Nos.: 033-20827 and 811-05518

Dear Mr. Kernan,

The purpose of this letter is to respond to oral comments received by U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) regarding the Staff’s recent Sarbanes-Oxley review of the Company’s annual certified shareholder reports for the fiscal year ended August 31, 2021 (the “Annual Reports”), filed on Form N-CSR on November 4, 2021 for the operating series of the Company.

For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Company’s responses. The Company’s responses will be applied to all of its series, as applicable.

Boston Partners Long/Short Equity Fund

1. Staff Comment: Given the valuation risk of short positions, please provide the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, consistent with FASB ASC 820-10-50-2(bbb).

Response: The Company will make the requested change in future shareholder reports.

Boston Partners Global Equity Fund, Boston Partners Global Long/Short Fund, and Boston Partners Emerging Markets Dynamic Equity Fund

2. Staff Comment: The Boston Partners Global Equity Fund, Boston Partners Global Long/Short Fund, and Boston Partners Emerging Markets Dynamic Equity Fund have each been identified in the registration statement as non-diversified funds under the Investment Company Act of 1940, as amended (the “1940 Act”). However, it appears that such funds are operating as diversified funds. If this has been the case for more than three years, please confirm that each fund will request and receive shareholder approval prior to changing its status back to non-diversified in accordance with Section 13(a) and Rule 13(a)(1) under 1940 Act.

Response: The Company responds by confirming that each fund intends to operate as a diversified fund going forward, and will make the corresponding disclosure in its next prospectus and statement of additional information. The Company supplementally confirms that in the event that a fund chooses to operate as a non-diversified fund in the future, it will request shareholder approval to revert its status.

Mr. John Kernan

Securities and Exchange Commission

September 6, 2022

Orinda Income Opportunities Fund

3. Staff Comment: Please provide the volume of activity on purchased and written options, consistent with FASB ASC 815-10-15.

Response: The Company will make the requested change in future shareholder reports.

SGI Peak Growth Fund, SGI Prudent Growth Fund, and SGI Conservative Fund

4. Staff Comment: Please separately disclose investments in affiliates, consistent with Regulation S-X 6.04(2) under the Securities Act of 1933, as amended (the “1933 Act”).

Response: The Company will make the requested change in future shareholder reports.

5. Staff Comment: Please separately disclose investments from affiliates consistent with Regulation S-X 6.07(1) under the 1933 Act.

Response: The Company will make the requested change in future shareholder reports.

6. Staff Comment: Please separately disclose distributions of realized gains by other investment companies consistent with Regulation S-X 6.07(7)(b) under the 1933 Act.

Response: The Company will make the requested change in future shareholder reports.

7. Staff Comment: Please provide in the Notes to the Financial Statements a general description of each fund’s “fund-of-funds” structure consistent with FASB ASC 946-235-50-5.

Response: The Company will make the requested change in future shareholder reports.

* * * * * *

If you have any additional questions or require further information, please contact the undersigned at 414-765-5366.

Very truly yours,

/s/ Edward Paz

Edward Paz

Assistant Secretary

cc:	Steven Plump, The RBB Fund, Inc.

James Shaw, The RBB Fund, Inc.

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP